UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Erasca, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

29479A108

(CUSIP Number)

December 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29479A108

1.		Names of Reporting Persons Novartis Pharma AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY

4.		Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,307,692
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,307,692
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,307,692
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 8.2% (1)
12.		Type of Reporting Person (see instructions) CO

(1)  This calculation is based on a total of 150,053,924 shares of Common Stock outstanding, which represents (i) 122,361,616 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022 plus (ii) the 12,307,692 shares of Common Stock issued to Novartis Pharma AG in a private placement on December 9, 2022 and 15,384,616 shares of Common Stock issued in connection with the offering pursuant to the Issuer’s shelf registration statement, which are described in the Issuer’s Current Reports on Form 8-K, dated December 9, 2022.

CUSIP No. 29479A108

1.		Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		☐
(b)		☐
3.		SEC USE ONLY

4.		Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,307,692
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,307,692
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,307,692
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 8.2% (1)
12.		Type of Reporting Person (see instructions) CO, HC

(1)  This calculation is based on a total of 150,053,924 shares of Common Stock outstanding, which represents (i) 122,361,616 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022 plus (ii) the 12,307,692 shares of Common Stock issued to Novartis Pharma AG in a private placement on December 9, 2022 and 15,384,616 shares of Common Stock issued in connection with the offering pursuant to the Issuer’s shelf registration statement, which are described in the Issuer’s Current Reports on Form 8-K, dated December 9, 2022.

Item 1(a).	Name of Issuer: Erasca, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3115 Merryfield Row, Suite 300 San Diego, CA 92121
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i) Novartis Pharma AG, a Swiss corporation (“Novartis Pharma”), with respect to shares held by it; and

(ii) Novartis AG, a Swiss corporation (“Novartis”), as the publicly-owned parent of Novartis Pharma, with respect to the shares held by Novartis Pharma.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of Novartis Pharma and Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.
Item 2(c).

Citizenship:

Novartis Pharma is a corporation organized under the laws of Switzerland and is a direct wholly-owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Pharma.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 29479A108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Novartis Pharma is the beneficial owner of 12,307,692 shares of Common Stock of the Issuer. As the direct parent of Novartis Pharma, Novartis may be deemed to beneficially own these securities. Novartis Pharma expressly disclaims beneficial ownership of shares beneficially owned by the other entity.

(b)	Percent of Class:

See the percentages as set forth in row 11 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Not applicable as to each Reporting Person.

(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of: Not applicable as to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2022

Novartis Pharma AG

/s/ Lukas Förtsch
Name: Lukas Förtsch
Title: Authorized Signatory

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

Novartis AG

/s/ Lukas Förtsch
Name: Lukas Förtsch
Title: Authorized Signatory

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1	Evidence of Signatory Authority
2	Joint Filing Agreement